

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Dr. Luc Duchesne
President and Chief Executive Officer
Bio-Carbon Solutions International Inc.
123 March Street, Suite 202
Sault Ste Marie, Ontario
Canada P6A 2Z5

      **Re:**    **Bio-Carbon Solutions International Inc.**
              **Amended Form 8-K**
              **Filed February 25, 2011**
              **File No. 333-148546**

Dear Dr. Duchesne:

We have reviewed your response letter dated April 11, 2011 and your filings and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated March 24, 2011 including a reiteration of the information found in your 8-K/A filed February 25, 2011. However, we do not believe the information addresses our prior comment. Please discuss how Mr. Wilkes came in contact with the company's current management team and whether or not any third parties facilitated their transactions. In addition, please explain the reasons why Dr. Duchesne sold the Lacey license to Lacey Holdings and then reacquired it with your company. Please discuss the nature and amount of all consideration given or received between the company or its management and Lacey Holdings and 1776729 Ontario Corporation in connection with the license transfers. Please refer to Item 2.01(c) and (d) of Form 8-K.

2.  Please include a description of Dr. Duchesne's and Mr. Cormier's prior transaction with a publicly-reporting shell company that was renamed Bio-Carbon Systems International and explain why they abandoned their attempt to operate their business through that entity and instead entered into the transactions with Elemental Protective Coatings.

Section 1 – Registrant's Business and Operations, page 2

3.  We note your response to comment two in our letter dated March 24, 2011 including your reference to the Lacey Holdings license previously filed as an exhibit.  However, please revise your disclosure to discuss specifically the material terms of this agreement including, but not limited to, payments, fees and other material terms.

Corporate Governance and Management, page 15

4.  We note your response to comment six in our letter dated March 24, 2011.  Please revise your disclosure to specifically address the requirements of Item 404(d) of Regulation S-K with attention to related party transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters.  Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or John Harrington, Attorney-Advisor, at (202) 551-3576 with any other questions.

Sincerely,

/s/ John Harrington for

Larry Spirgel
Assistant Director

cc: <u>Via facsimile to (705) 253-9572</u>
       Attn: Dr. Luc Duchesne
   President and Chief Executive Officer